

November 14, 2013

Via E-mail
Robert P. Jornayvaz
Chief Executive Officer
Intrepid Potash, Inc.
707 17th Street
Suite 4200
Denver, CO 80202

> **Re: Intrepid Potash, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 14, 2013**
> **Response dated November 8, 2013**
> **File No. 001-34025**

Dear Mr. Jornayvaz:

We have reviewed your filing and response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Selected Operating and Financial Data, page 40

1.   We note your response to comment one of our letter dated October 25, 2013. We believe your presentation of cash operating costs of goods sold, net of by-product credits is a non-GAAP financial measure based on Item 10(e) of Regulation S-K due to the exclusion of depreciation and royalties from the most directly comparable GAAP measure included in the income statement, i.e., cost of goods sold. Please provide draft disclosure to be

included in future filings to reconcile to the most comparable GAAP measure and identify this measure as a non-GAAP financial measure in accordance with Regulation 10(e)(1)(i). Please also confirm that this measure will be identified as a non-GAAP measure in all future public filings, including press releases.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining